Wha is Avua Cachaca.mp4 (3m 36s) 7 speakers (Speaker 1, Speaker 2, Speaker 3, Speaker 4, Speaker 5, Girls, Ty Marvin)

[0:00:03] Speaker 1: Hi friends. Pete and Nate, here, founders of Avua
Cachaca, a craft single-estate Brazilian sugarcane spirit, classically found in the Caipirinha. We're here to get the world excited about drinking Brazilian cocktails. Avua has a great track record in growing the Cachaca category in the United States and Europe. Cachaca is actually a category that dates back about 500 years. It's the third most consumed spirit in the world, but is relatively unknown here in the United States. Our journey started five years ago. We scoured the Brazilian countryside trying hundreds of Cachacas and blind tasted those with our bartender friends in New York. We fell in love with this producer. A third-generation female distiller whose farm is located about four hours outside of the city of Rio, and partnered with her to launch the brand, which is rooted in 1950s Rio. Think Bossa nova music, Copacabana beach exploding. The packaging was inspired by architecture of that era, specifically Oscar Niemeyer. The Avua range includes four different marks. Our Prata unaged, which is 84 proof and rested in stainless. Three different aged expressions, of which two are aged in native woods, of 28 woods in which Cachaca is aged. The goods are produced and labeled in Brazil. They are then shipped from Brazil to the United States, the European markets, as well as other markets throughout the world. We launched the brand of Milk & Honey in New York, really with the mission of education and moving Cachaca beyond the Caipirinha. We've aligned ourselves with the growing cocktail movement, inspiring bartenders around the world to use this lovely spirit. Cheers.

[0:01:46] Speaker 2: The aroma of this is pheromonal. It's sweet, it smells fantastic. How does it taste?

[0:01:51] Speaker 3: Oh, very sweet.

[0:01:52] Speaker 4: I'm a fan, I'm a fan. They're going to be drinking a lot of this during the World Cup.

[0:01:56] Speaker 1: The World Cup and Olympics were great moments for Cachaca and Avua, in exposing the world to this wonderful culture and spirit, including this great clip from NBC:

[0:02:06] Speaker 5: We're going to continue the tradition of making you feel at home on our set as we bring in one of Rio's more creative cocktail makers. Say hi to Ty Marvin, girls.

[0:02:13] Girls: Hi.

[0:02:14] Speaker 5: Hello Ty, good to see you.

[0:02:15] Ty Marvin: We got Cachaca going to Avua Cachaca, Prada with notes and it's pretty much the taste of Brazilian bottle.

[0:02:22] Speaker 5: There it is, the taste of Brazil in a bottle. All right, mix those up for us, and stay where you are. We'll have one for you. Right back here from Laid Back. Thank you Ladies. Good job.

[0:02:30] Speaker 1: Sales results to date have been very strong. Last year we hit almost 900,000 in revenue in only our third year, in just 21 states and six countries in Europe. Our gross margins are strong, at a blended 55% margin across all SKUs. Despite our lean team, we expect to clear over $1 million in revenue in the next year. Now we are raising capital to help hire passionate sales people throughout the United States, and the world, as well as to fuel research and innovation. We believe in the category of Cachaca, despite its niche status in not United States. With its long history, fantastic products, and the modern cocktail movement embracing these flavors, we see a lot of opportunity to grow this, in a similar way that Mescal has started hitting the collective consciousness. Investing with Wefunder is easy. You can invest as little as $100. We'd love to have you join us in elevating the national spirit of Brazil. [0:03:27]






NBC_Seacrest_and_Brazilian_Models.mp4 (2m 31s) 4 speakers (Speaker 1, Speaker 2, Speaker 3, Tai)


[0:00:02] Speaker 1: Okay. We're going to go do that.

[0:00:03] Speaker 2: Whoo.

[0:00:03] Speaker 1: Good job. Nice job, Ace. You both have better athletic ability than I do. I was in wicket and I had shiner on my face after that soccer match.

[0:00:14] Speaker 2: But you did great on Capoeira.

[0:00:15] Speaker 1: Thank you.

[0:00:16] Speaker 2: Yes.

[0:00:16] Speaker 1: I need to work on the hip flexor height, I think. Which of those sports do you think should be part of the Olympic program? If we had to choose one.

[0:00:25] Speaker 3: Honestly, in my opinion, none of them, but I have a suggestion. Okay?

[0:00:29] Speaker 1: Okay.

[0:00:29] Speaker 3: I think football should be part of Olympics. Don't you think?

[0:00:36] Speaker 2: Well, I do a lot of the frescobol. I think it's an amazing sport and it's really hard. It's not an easy ...

[0:00:42] Speaker 1: You got to nine or ten, depending on the edit there. Come on over here. We're going to continue the tradition of making you feel at home on our set, as we bring in one of Rio's most creative cocktail makers. Say hi to Tai Barbin girls.

[0:00:54] Speaker 2: Hi.

[0:00:54] Speaker 3: Hi.

[0:00:54] Speaker 1: Hello Tai, good to see you. So, Tai, you make all these yourself. What are the most popular drinks here in Rio?

[0:01:00] Tai: One of the most popular drinks is the traditional Brazilian drink. That's the Caipirinha.

[0:01:04] Speaker 1: Mm-hmm.

[0:01:04] Tai: That goes along pretty well with some twists on some different flavors. But, always when we make a cachaca.

[0:01:10] Speaker 1: We were working very hard there. Could you make something for us tonight? What are you going to make for us?

[0:01:13] Tai: I see that really hard work.

[0:01:16] Speaker 1: I need to rehydrate.

[0:01:17] Tai: Yeah. That's what we're doing here. I'm doing something really refreshing, get some citrus notes from the lemon, we got some tropical notes from the passion fruit, and of course, cachaca.

[0:01:25] Speaker 1: Okay. Let's see it happen.

[0:01:26] Speaker 2: Yeah.

[0:01:28] Speaker 1: He's one of the best in town, have you guys met him before?

[0:01:30] Speaker 2: Yeah.

[0:01:30] Speaker 3: No.

[0:01:30] Speaker 1: Never seen him before?

[0:01:35] Speaker 3: I'm excited to try.

[0:01:35] Tai: What we're gonna do is really to do at home. We've got some fresh lemon juice, around 30 mils of lemon juice-

[0:01:39] Speaker 1: Try this right now if you're watching. It's probably a good time to do it. Fresh lemon juice is there, and then what's this one?

[0:01:44] Tai: We've got citrus here, we've got some sugar syrup.

[0:01:46] Speaker 1: Sugar syrup?

[0:01:46] Tai: Just a normal standard syrup at home.

[0:01:49] Speaker 3: Just a little bit for me, please.

[0:01:49] Speaker 1: Just a touch. She's got a shoot in an hour.

[0:01:52] Tai: Okay, so set aside 30 mils...

[0:01:54] Speaker 1: This is refreshing after a long day at the beach.

[0:01:57] Tai: And then to bring some fresh , we got some fresh passion fruit.

[0:01:59] Speaker 1: Do you have enough for everybody here. And then we're ready.

[0:02:06] Tai: So we've got less than our list. We got cachaca and all these cachaca with some and it's pretty much the taste of Brazil in a bottle.

[0:02:15] Speaker 1: There it is. The taste of Brazil in a bottle. Alright, mix those up for us and stay where you are. We'll have one for you. Right back here from Late Night. Thank you ladies. Good job. Thank you so much. [0:02:31]